ANTISENSE THERAPEUTICS

21 April 2006

SEC MAIL PROCESSING
RECEIVED
MAY 01 2006
WASH. D.C. 209 SECTION

Securities and E
Judiciary Plaza
450 Fifth Stree
Washington D(
UNITED STATE

06013007

Dear Sir/Madam

SUPPL

Re: Antisense Therapeutics Limited

Please find attached copies of announcements lodged with the Australian Stock Exchange (ASX) and also a copy of a document lodged with the Australian Securities and Investment Commission (ASIC).

Date of Announcement/Lodgement	To:	Title	No of pages
10 April 2006	ASX	Appendix 3B – New Issue Announcement	9
10 April 2006	ASX	Notice under section 708A(5)(e) of the Corporations Act 2001 (Cth)	1
19 April 2006	ASX	Appendix 4C- Quarterly Cashflow Report	6
21 April 2006	ASIC	Form 484 – Notification of New Shares Issue	2

We also attach a "Notice of Change of Interests of Substantial Holder" dated 11 April 2006 (3 pages) lodged with the ASX from a major shareholder.

Yours sincerely

N. Korchev

Natalie Korchev
Company Secretary

PROCESSED
MAY 02 2006
THOMSON FINANCIAL

Encls.

LEVEL 1, 10 WALLACE AVENUE TOORAK VICTORIA 3142 AUSTRALIA
TELEPHONE: +61 (3) 9827 8999 FACSIMILE: +61 (3) 9827 1166
ANTISENSE THERAPEUTICS LIMITED ABN 41 095 060 745 www.antisense.com.au

ANTISENSE THERAPEUTICS

10 April 2006

The Companies Section
The Australian Stock Exchange Limited
530 Collins Street
MELBOURNE VIC 3000

Dear Sir/Madam

Appendix 3B: Allotment of shares approved at 6 April 2006 EGM

At an extraordinary general meeting on 6 April 2006, shareholders of the Company approved the issue of 109,090,909 ordinary shares to a number of Australian institutions and other professional investors raising $3.6 million. This share placement has increased the Company's cash balance to $9.7 million, which will predominantly be used to fund the Phase IIa clinical trial for ATL1102 in MS patients.

An Appendix 3B "New Issue Announcement, Application for Quotation of Additional Securities" for the above described share placement follows.

Yours sincerely

Natalie Korchev
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ANTISENSE THERAPEUTICS LIMITED

ABN

41 095 060 745

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares (ANP)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	109,090,909
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	20,000,000	Options expiring 30 November 2006 exercisable at 20 cents each (ANPAO)
		5,050,000	Options expiring 27 June 2013 exercisable at 7.2 cents each (ANPAS)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [√] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Natalie Korchev Date: 10 April 2006
Company secretary

Print name: Natalie Korchev

== == == == ==

+ See chapter 19 for defined terms.

ANTISENSE THERAPEUTICS

10 April 2006

Notice under section 708A(5)(e) of the *Corporations Act 2001* (Cth)

Issuer: Antisense Therapeutics Limited ABN 41 095 060 745

Details of the issue of securities

Class of securities	Ordinary
ASX Code of the securities	ANP
Date of the issue	10 April 2006
Total number of securities issued	109,090,909

Notice

1. Antisense Therapeutics Limited gives ASX (as the relevant market operator) notice relating to the issue of securities identified above.
2. This notice is given under paragraph 5(e) of section 708A of the *Corporations Act 2001* (Cth).
3. Antisense Therapeutics Limited issued the securities identified above without disclosure to investors under Part 6D.2 of the *Corporations Act 2001* (Cth).
4. As at the date of this notice, Antisense Therapeutics Limited has complied with:
   (a) the provisions of Chapter 2M of the *Corporations Act 2001* (Cth) as they apply to it; and
   (b) section 674 of the *Corporations Act 2001* (Cth).
5. There is no excluded information (as defined in section 708A(7) of the *Corporations Act 2001* (Cth)) as at the date of this notice.

Signed for and on behalf of Antisense Therapeutics Limited

Natalie Korchev
Company Secretary

LEVEL 1, 10 WALLACE AVENUE TOORAK VICTORIA 3142 AUSTRALIA
TELEPHONE: +61 (3) 9827 8999 FACSIMILE: +61 (3) 9827 1166
ANTISENSE THERAPEUTICS LIMITED ABN 41 095 060 745 www.antisense.com.au

ANTISENSE THERAPEUTICS

19 April 2006

The Companies Section
The Australian Stock Exchange Limited
530 Collins Street
MELBOURNE VIC 3000

Dear Sir/Madam

Appendix 4C – Commitments Test Entity - Third Quarter Report

We enclose Appendix 4C "Quarterly report for entities admitted on the basis of commitments" for the quarter ended 31 March 2006. The Company reports net operating cash outflows of $810,000 for the quarter and $2.67 million year to date, with a closing cash balance of $6.1 million at 31 March 2006.

However, as previously announced on 10 April 2006, the shareholders of the Company approved the issue of 109,090,909 ordinary shares to a number of Australian institutions and other professional investors raising $3.6 million, which increased the Company's cash balance to $9.7 million as at that date.

Yours sincerely

Mark Diamond
Managing Director

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

ANTISENSE THERAPEUTICS LIMITED

ABN	Quarter ended ("current quarter")
41 095 060 745	31 MARCH 2006

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (9 months) $A'000
1.1	Receipts from customers		-	69
	GST Collected		-	(7)
1.2	Payments for	(a) staff costs	(404)	(1,344)
		(b) advertising and marketing	-	-
		(c) research and development	(285)	(1,174)
		(d) leased assets	-	-
		(e) other working capital *	(209)	(516)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		88	303
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)		-	-
	Net operating cash flows		(810)	(2,669)

* *Includes GST paid to suppliers.*

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (9 months) $A'000
1.8	Net operating cash flows (carried forward)		
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		-
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	(2)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
		-	-
	(d) physical non-current assets	-	-
		-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows		(2)
1.14	**Total operating and investing cash flows**	(810)	(2,671)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other - costs relating to issue of shares	(9)	(9)
	Net financing cash flows	(9)	(9)
	Net increase (decrease) in cash held	(819)	(2,680)
1.21	Cash at beginning of quarter/year to date	6,960	8,821
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	6,141	6,141

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	104
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Item 1.24 Reflects the following related party payments:

(a) Total amounts paid to directors include director's fees, salaries, payroll tax and superannuation of $104,384 (YTD: $353,991).
(b) Dr Stanley Crooke, a director of the Company is also a director of Isis Pharmaceuticals Inc ("Isis"). A total amount of $Nil (YTD: $147,727) was paid to Isis for research and development related services provided by them to Antisense Therapeutics Limited ("ATL").
(c) Professor George Werther, a director of the company, is an executive officer of the Murdoch Childrens Research Institute ("MCRI"). An amount of $18,662 (YTD: $81,299) was paid to the MCRI for facilities provided and services performed by them for ATL.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Not applicable.

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Not applicable.

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	1,641	1,960
4.2 Deposits at call	4,500	5,000
4.3 Bank overdraft	-	-
4.4 Other (provide details)	-	-
Total: cash at end of quarter (item 1.23)	6,141	6,960

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity	Not applicable	Not applicable
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: Mark Diamond Date: 19 April 2006

Print name: Mark Diamond

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

Australian Securities &
Investments Commission

Electronic Lodgement

Document No. **7E0685021**

Lodgement date/time: 21-04-2006 14:10:46
Reference Id: 73393154

Form 484
Corporations Act 2001

Change to company details

Company details

Company name
ANTISENSE THERAPEUTICS LIMITED
Australian Company Number (ACN)
095 060 745

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Natalie Anna KORCHEV

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete
Name
Natalie Anna KORCHEV
Capacity
Secretary
Signature
N. Korchev
Date signed
21-04-2006

SEC MAIL PROCESSING RECEIVED
MAY 01 2006
WASH. D.C. 209 SECTION

C2 Issue of shares

New share issues are listed in the table below.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	109090909	0.033	0

Earliest Date of issue **10-04-2006**

C3 Change to share structure

The updated details for this changed share class are shown in the table below.

Share class code	Full title if not standard	Total number of shares	Total amount paid on these shares	Total amount unpaid on these shares
ORD	ORDINARY SHARES	464352499	38707519.52	0.00

Earliest date of change **10-04-2006**

circadian
technologies limited

11 April 2006

The Companies Section
The Australian Stock Exchange Limited
530 Collins Street
MELBOURNE VIC 3000

Dear Sir/Madam

Change in Substantial Holding for Antisense Therapeutics Limited

We enclose Form 604 "Notice of Change of Interests of Substantial Holder" with respect to an investment in Antisense Therapeutics Limited by Polychip Pharmaceuticals Pty Ltd (a wholly owned subsidiary of Circadian Technologies Limited).

Yours faithfully

Natalie Korchev
Company Secretary

SEC MAIL PROCESSING RECEIVED MAY 01 2006 WASH DC 209 SECTION

FORM 604
Corporations Act 2001

Section 671B

NOTICE OF CHANGE OF INTERESTS OF SUBSTANTIAL HOLDER

To: **ANTISENSE THERAPEUTICS LIMITED ('ATL')**

ACN: **095 060 745**

1. Details of substantial holder (1)

Name: **POLYCHIP PHARMACEUTICALS PTY LTD (A WHOLLY OWNED SUBSIDIARY OF CIRCADIAN TECHNOLOGIES LIMITED)**

ACN: **006 455 456**

There was a change in the interests of the substantial holder on **10/4/2006**

The previous notice was given to the company on **5/11/2003**

The previous notice was dated **5/11/2003**

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	**72,436,800**	**20.39%**	**102,739,830**	**22.13%**

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected (no. of shares)
10/4/06	**Polychip Pharmaceuticals P/L**	**Share Placement**	**$0.033 per ordinary share**	**Ordinary shares 30,303,030**	**30,303,030**

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Polychip Pharmaceuticals Pty Ltd	**Polychip Pharmaceuticals Pty Ltd**	**Polychip Pharmaceuticals Pty Ltd**	**Beneficial Owner**	**Ordinary shares 102,739,830**	**102,739,830**

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Not applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address (Registered Office)
Polychip Pharmaceuticals Pty Ltd	**Rialto Towers, Level 23, 525 Collins Street, Melbourne**
Circadian Technologies Limited	**Rialto Towers, Level 23, 525 Collins Street, Melbourne**

Signed by:

Natalie Korchev
Company Secretary
11 April 2006